                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                              ----------------

                               SCHEDULE 14D-1

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)

                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                     AND

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ----------------

                           AMERICAN STUDIOS, INC.

                          (NAME OF SUBJECT COMPANY)


                            ASI ACQUISITION CORP.

                           PCA INTERNATIONAL, INC.

                                  (BIDDERS)



                  COMMON STOCK, PAR VALUE $0.001 PER SHARE

                       (TITLE OF CLASS OF SECURITIES)


                                  030102 10 7

                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------



                            ASI ACQUISITION CORP.

                         C/O PCA INTERNATIONAL, INC.

                         815 MATTHEWS-MINT HILL ROAD

                       MATTHEWS, NORTH CAROLINA 28105

                          TELEPHONE: (704) 847-8011

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES

                  AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              ----------------

                                    COPY TO:

                             MARC WEINGARTEN, ESQ.

                            SCHULTE ROTH & ZABEL LLP

                                900 THIRD AVENUE

                              NEW YORK, N.Y. 10022

                           TELEPHONE: (212) 756-2000

                           CALCULATION OF FILING FEE

         TRANSACTION                                                AMOUNT OF
          VALUATION*                                                FILING FEE
         ------------                                               ----------



         $54,504,908                                                $10,901.00



--------
* For purposes of calculating fee only. This amount assumes the purchase of 21,433,163 shares of common stock, $.001 par value (the "Shares"), at a purchase price of $2.50 per Share and the payment of $922,000 for the cancellation of all existing options to acquire Shares of the Company.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid: NONE
Filing Party: N/A
Form or Registration No.: N/A
Date Filed: N/A

CUSIP No. 030102 10 7            14D-1
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     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                         ASI Acquisition Corp.
             (IRS Identification number to be applied for)
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [ ]
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     (3)  SEC USE ONLY

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     (4)  SOURCE OF FUNDS
                         BK

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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         North Carolina

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     (7)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
                                   12,535,631

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     (8)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                        [ ]
                         N/A

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     (9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                      58%

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     (10)  TYPE OF REPORTING PERSON
                        CO

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       *  On December 17, 1996, PCA International, Inc., a North Carolina
 corporation ("Parent"), and ASI Acquisition Corp., a subsidiary of Parent ("ASI Acquisition"), entered into Stock Agreements (the "Stock Agreements") with certain members of management and shareholders owning an aggregate of 58% of the currently outstanding shares of common stock, $.001 par value (the "Shares"), of the Company, pursuant to which, among other things, all such persons agreed to tender such Shares into the Purchaser's offer to purchase all of the outstanding Shares. Pursuant to certain of the Stock Agreements, such persons owning an aggregate of 46% of the currently outstanding Shares also granted to Parent and the Purchaser an option to purchase such Shares under certain circumstances. The Stock Agreements are more fully described in Section 12 of the Offer to Purchase, dated
December 20, 1996.



                                  TENDER OFFER

  This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by ASI Acquisition Corp., a North Carolina corporation (the "Purchaser"), and a wholly owned subsidiary of PCA International, Inc., a North Carolina corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of American Studios, Inc., a North Carolina corporation (the "Company"), at a price of $2.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is American Studios, Inc., a North Carolina corporation with its principal executive offices at 11001 Park Charlotte Boulevard, Charlotte, North Carolina 28273.

  (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a-d, g) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

  (e-f) During the last five years, neither Parent nor the Purchaser, nor, to the best knowledge of Parent and the Purchaser, the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.


  (a-b) The information set forth in the Introduction, Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.



ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


  (a-c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.



ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.


  (a-g) The information set forth in the Introduction, and Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



  (a-b) The information set forth in the Introduction and Section 9 of the Offer to Purchase is incorporated herein by reference.



ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.



  The information set forth in the Introduction and Sections 9, 11, and 12 of the Offer to Purchase is incorporated herein by reference.



ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.



  The information set forth in the Introduction and Section 16 of the Offer to Purchase is incorporated herein by reference.



ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.



  The information set forth in Section 9 of the Offer to Purchase, is incorporated herein by reference.



  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.



ITEM 10. ADDITIONAL INFORMATION.



  (a) The information set forth in the Introduction, and Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

  (b-c) The information set forth in Sections 12 and 15 of the Offer to Purchase is incorporated herein by reference.



  (d) The information set forth in Sections 7 of the Offer to Purchase is incorporated herein by reference.


  (e) Not Applicable.


  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


  (a)(1) Offer to Purchase, dated December 20, 1996.


  (a)(2) Letter of Transmittal.


  (a)(3) Notice of Guaranteed Delivery.


  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7)  Text of Press Release, dated December 18, 1996.

  (a)(8)  Summary Advertisement, dated December 20, 1996.

  (a)(9)  Text of Press Release, dated December 20, 1996.

  (b)(1) Commitment Letter, dated December 16, 1996, among Parent, NationsBank N.A. and Nationsbanc Capital Markets, Inc.

  (c)(1) Agreement and Plan of Merger, dated as of December 17, 1996, by and among Parent, the Purchaser and the Company.

  (c)(2) Forms of Stock Agreement, dated as of December 17, 1996, by and among Parent, the Purchaser and certain shareholders of the Company.

  (c)(3) Confidentiality Agreement, dated November 22, 1996, by and between Parent and the Company.

  (c)(4) Employment and Non-Compete Agreement, dated January 1997 between Randy S. Bates and PCA International, Inc.

  (c)(5) Employment and Non-Compete Agreement, dated January 1997 between James O. Mattox and PCA International, Inc.

  (c)(6) Employment and Non-Compete Agreement, dated January 1997 between Shawn W. Poole and PCA International, Inc.

  (c)(7) Employment and Non-Compete Agreement, dated January 1997 between Robert Kent Smith and PCA International, Inc.

  (c)(8) Employment and Non-Compete Agreement, dated January 1997 between Ed J. Tepera and PCA International, Inc.

  (c)(9)  Employment and Non-Compete Agreement, dated January 1997 between
J. Robert Wren, Jr. and PCA International, Inc.

  (c)(10) Escrow Agreement between Parent and the Company.

  (d) None.

  (e) Not applicable.

  (f) None.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: December 20, 1996


                                 ASI ACQUISITION CORP.


                                 By: /s/ Bruce A. Fisher
                                    -------------------------------
                                    Name: Bruce A. Fisher
                                    Title: Secretary



                                 PCA INTERNATIONAL, INC.


                                 By: /s/ Bruce A. Fisher
                                    -------------------------------
                                    Name: Bruce A. Fisher
                                    Title: Senior Vice President
                                           (Principal Accounting Officer)

                                 EXHIBIT INDEX


 Exhibit
 Number                Exhibit Name
 -------               ------------

99(a)(1)  Offer to Purchase, dated December 20, 1996.

99(a)(2)  Letter of Transmittal.

99(a)(3)  Notice of Guaranteed Delivery.

99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99(a)(7)  Text of Press Release, dated December 18, 1996.

99(a)(8)  Summary Advertisement, dated December 20, 1996.

99(a)(9)  Text of Press Release, dated December 20, 1996.

99(b)(1) Commitment Letter, dated December 16, 1996, among Parent, NationsBank N.A. and Nationsbanc Capital Markets, Inc.

99(c)(1) Agreement and Plan of Merger, dated as of December 17, 1996, by and among Parent, the Purchaser and the Company.

99(c)(2) Forms of Stock Agreement, dated as of December 17, 1996, by and among Parent, the Purchaser and certain shareholders of the Company.

99(c)(3) Confidentiality Agreement, dated November 22, 1996, by and between Parent and the Company.

99(c)(4) Employment and Non-Compete Agreement, dated January 1997 between Randy S. Bates and PCA International, Inc.

99(c)(5) Employment and Non-Compete Agreement, dated January 1997 between James O. Mattox and PCA International, Inc.

99(c)(6) Employment and Non-Compete Agreement, dated January 1997 between Shawn W. Poole and PCA International, Inc.

99(c)(7) Employment and Non-Compete Agreement, dated January 1997 between Robert Kent Smith and PCA International, Inc.

99(c)(8) Employment and Non-Compete Agreement, dated January 1997 between Ed J. Tepera and PCA International, Inc.

99(c)(9)  Employment and Non-Compete Agreement, dated January 1997 between
          J. Robert Wren, Jr. and PCA International, Inc.

99(c)(10) Escrow Agreement between Parent and the Company.